EXHIBIT 1
Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com
June 13, 2007
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS UPDATES CORPORATE STRATEGY
AND INFORMATION FOLLOWING TAX ON INCOME TRUSTS
BEING SUBSTANTIVELY ENACTED

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007, which contains legislative provisions to implement the proposals to tax publicly traded income trusts in Canada originally announced on October 31, 2006, received Third Reading in the Canadian House of Commons.  Under Canadian accounting guidelines, in the context of a minority government as is currently in effect in Canada, a government bill is considered to be "substantively enacted" once it has received Third Reading in the House of Commons.  The bill must still be passed by the Senate and be proclaimed into law however it would be highly unusual for the Senate not to pass a bill that has received three readings in the House of Commons. The new tax is not expected to apply to Enerplus until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006.  To qualify for the transition period a trust must continue to comply with the “normal growth” parameters regarding equity capital as outlined by the government.

While we do not support this legislation, we are positioning Enerplus to meet this challenge.  To that end, we are currently pursuing the following key strategic principles:

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We intend to continue our yield-oriented distribution model given our belief that investor demographics, the demand for yield product and our asset base will continue to support such a model with a premium valuation;

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We intend to continue our existing focus on lower risk energy production, long life and low decline assets, and large scalable resource plays as we believe this approach is consistent with a successful oil and gas business and a yield-oriented model;

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We intend to continue our disciplined acquisition strategy as the normal growth parameters outlined in the legislation and the strength of our balance sheet support active involvement in the M&A market in the U.S., Canada, and potentially internationally;

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We see significant value in the four-year tax exemption period and would be hesitant to make major changes to our structure during this period without compelling reasons to do otherwise that we do not currently foresee; and

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We estimate that as of December 2006, we had tax pools of approximately $1.9 billion. We expect to maximize the preservation of and possibly build those pools in the next four years in order to maximize the tax shelter available post-2010.

Additional details of the legislation remain to be clarified and further tactical decisions will be made over time to maximize the performance of Enerplus including what we determine will be the optimal structure post-2010.  We believe we have quality assets with significant development potential and quality staff with excellent technical and commercial skills that will help ensure we continue to prosper regardless of our ultimate structure.

As a result of the tax legislation becoming substantively enacted under Canadian accounting guidelines, we expect to record a future income tax expense of approximately $80 million for the quarter ending June 30, 2007. This is a non-cash expense relating to temporary differences between the accounting and tax basis of Enerplus' assets and liabilities and has no immediate impact on the Fund’s cash flows.  We also intend to file a material change report on SEDAR and EDGAR within the next few days that reflects the changes to the estimated after tax net present value of future revenues from our oil and gas reserves, and related information, in accordance with Canadian National Instrument 51-101.

Further information regarding the Budget Implementation Act can be found at http://www.fin.gc.ca/news06/06-061e.html

For further information, please contact our Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “intend”, “projects”, “plans” and similar expressions, are forward-looking  statements and information that represents management of Enerplus’ current internal projections, expectations or beliefs concerning, among other things, future corporate structure and strategy, future distributions, our tax pools and future taxes, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements and information necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus undertakes no responsibility to update such forward-looking statements and information except as required by applicable laws